
10016166


WashTec
AG

WashTec AG • Argonstrasse 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

August 06, 2010

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **August 6th, 2010** regarding the publication of results for Q2 2010 (**"WashTec continues substantial earnings improvement and regional expansion"**).
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitter

p.o. Florian Fitter

8/18

WashTec

Press Release

WashTec continues substantial earnings improvement and regional expansion:

- **Operating result (EBIT) increases in the first half of the year by € 4.8m to € 6.7m (H1 2009: € 1.9m), EBIT margin increases from 1.6% to 5.4%**
- **Strengthening of market leader position through acquisitions in Australia and Canada**
- **Improvement in operating cash flow (increase from € 5.2m to € 14.0m)**

Augsburg, August 06, 2010 – WashTec grew its top-line by 1.8% (€ 2.2m) in the first half of 2010 to € 123.7m. Key driver was the increase in service, wash chemicals and operations revenues, mainly through the regional expansion and new sites.

The EBIT rose significantly by € 4.8m to € 6.7m (H1 2009: € 1.9m) primarily due to the full year effect of international sourcing activities started in the first half of 2009, as well as favorable foreign exchange rates. After adjusting for non-recurring effects of € –0.7m relating to acquisitions (H1 2009: € –1.2m for non-recurring effects related to write-downs on receivables) the adjusted EBIT was more than doubled and equals € 7.4m (prior year: € 3.1m).

The operating net cash flow also improved, totaling € 14.0m (H1 2009: € 5.2m).

Forecast

The results for the entire first half year of 2010 confirm the previously communicated expectations for the full year 2010: WashTec does not expect a substantial recovery of the markets this year. However, WashTec expects earnings to grow as a result of the measures taken to improve efficiency and cost structures.

In addition, the regional expansion in Australia and Canada will result in a top line growth in excess of € 8m with already a positive contribution to earnings in the second half of the year.

The currently challenging market environment in equipment sales provides also opportunities for WashTec to strengthen its market position through acquisitions and investments. After the regional expansion in Australia and Canada during the first half of 2010, WashTec will exploit further opportunities for expansion. This strategy should help WashTec to continue to extend its position as market leader and to create the foundation for future growth.

After presenting product innovations during the Car Care World Expo in Las Vegas in May of 2010, WashTec will be exhibiting additional product innovations at the »automechanika« industry trade fair held in Frankfurt/Main in September.

WashTec continues the positive view on its outlook. The combination of market recovery coupled with the continuous growth in countries in which the number of vehicles is expected to rise, plus the measures to expand WashTec's market leadership and international footprint will result in sustained revenue growth of 4–7% in the mid-term and a disproportionate increase in earnings. In connection with the overall economic recovery, WashTec aims for an EBIT margin of over 12% in the long term.

Overview of key performance indicators:

€m, IFRS	1H/2010	1H/2009
Revenues	123.7	121.5
EBITDA	11.4	6,4
EBIT	6.7	1.9
EBIT adjusted for non-recurring effects	7.4	3.1
EBT	5.6	0.7

The full interim report may be downloaded at www.washtec.de.

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Board of management:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of supervisory board:
Michael Busch

HRB 81
commercial register Augsburg